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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 4)

                               Jabil Circuit, Inc.
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                  466313-10-3
                                ---------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]       Rule 13d-1(b)

        [ ]       Rule 13d-1(c)

        [X]       Rule 13d-1(d)




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CUSIP No. 466313-10-3                                                Page 2 of 4


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      1  NAME OF REPORTING PERSON

                  Morean, William D.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [ ]
                                                                        (b)  [ ]

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      3  SEC USE ONLY

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      4  CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

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                5    SOLE VOTING POWER
 NUMBER OF
   SHARES            9,122,695
BENEFICIALLY         (includes 21,420 options exercisable within 60 days of the
  OWNED BY           calendar year end).
    EACH
 REPORTING
   PERSON
    WITH

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                6    SHARED VOTING POWER

                     11,611,000

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                7    SOLE DISPOSITIVE POWER

                     9,122,695
                     (includes 21,420 options exercisable within 60 days of the calendar year end).

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                8    SHARED DISPOSITIVE POWER

                     11,611,000

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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               20,733,695
               (includes 21,420 options exercisable within 60 days of the calendar year end).

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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               23.9%

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     12        TYPE OF REPORTING PERSON*

               IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 466313-10-3                                                Page 3 of 4

Item 1.      (a)  Name of Issuer:   Jabil Circuit, Inc.


Item 1.      (b)  Address of Issuer's Principal Executive Offices:
                  10560 Ninth Street N.
                  St. Petersburg, FL 33716


Item 2.      (a)  Name of Person Filing:  Morean, William D. ("Reporting Person)

Item 2.      (b)  Address of Principal Business Office or if None, Residence:
                  10560 Ninth Street N.
                  St. Petersburg, FL 33716

Item 2.      (c)  Citizenship: United States of America

Item 2.      (d)  Title of Class of Securities:  Common Stock

Item 2.      (e)  Cusip Number:  466313-10-3


Item 3.      Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or
             (c): N/A.


Item 4.      Ownership

             (a) Amount Beneficially Owned (describe): 20,733,695 (including 21,420 options exercisable within 60 days of the calendar year end).

             (b)  Percent of Class:  23.9%.

             (c)  Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 9,122,695 (including 21,420 options exercisable within 60 days of the calendar year end).
                  (ii)  Shared power to vote or to direct the vote: 11,611,000.
                  (iii) Sole power to dispose or to direct the disposition of:
                        9,122,695 (including 21,420 options exercisable within 60 days of the calendar year end).


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CUSIP No. 466313-10-3                                                Page 4 of 4


                  (iv)  Shared power to dispose or to direct the disposition of:
                        11,611,000


Item 5.      Ownership of Five Percent or Less of a Class:  N/A.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:
             The Reporting Person is a co-trustee of the William E. Morean Residual trust and has shared voting and dispositive power over the shares held by such Trust as a member of the Management Committee created by the Trust.

             The Reporting Person is a director of Eagle's Wing Foundation, a private charitable foundation, and the Reporting Person may be deemed to have shared voting and dispositive power over the shares held by such foundation.

             The Reporting Person has sole voting and dispositive power over the shares held by Cheyenne Holdings Limited Partnership, a Nevada Limited Partnership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A.

Item 8.      Identification and Classification of Members of the Group:  N/A.

Item 9.      Notice of Dissolution of Group:  N/A.

Item. 10.    Certification (see Rule 13d-1(b) and (c)):  N/A.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Dated: February 9, 2000


                                                    /s/ William D. Morean
                                                    ------------------------
                                                    William D. Morean